June 24, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Craig Wilson, Senior Assistant Chief Accountant
Evan Jacobson, Attorney-Advisor
Ryan Rohn, Staff Accountant

Re:	HomeAway, Inc.
Registration Statement on Form S-1 (File No. 333-172783)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of HomeAway, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on June 28, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated on June 16, 2011:

(i) Dates of distribution: on June 16, 2011 through the date hereof

(ii) Number of preliminary prospectuses furnished to underwriters: approximately 7,487

(iii) Number of preliminary prospectuses furnished to investors: approximately 3,119

(iv) Number of preliminary prospectuses furnished to dealers: approximately 155

(v) Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 53

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
DEUTSCHE BANK SECURITIES, INC.
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Michael O’Donovan
	Name:	Michael O’Donovan
	Title:	Managing Director

By:	DEUTSCHE BANK SECURITIES, INC.

By:	/s/ John Reed
	Name:	John Reed
	Title:	Director

By:	/s/ Mark Schwartz
	Name:	Mark Schwartz
	Title:	Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
	Name:	Jason Fournier
	Title:	Executive Director

[Signature Page to Acceleration Request by Underwriters]